UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to  __________

Commission file  number 001-31240

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF NEWMONT

(Title of Plan)

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Retirement Savings Plan of Newmont

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Retirement Savings Plan of Newmont

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of Newmont (the “Plan”) at December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) at December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Causey Demgen & Moore P.C.

Causey Demgen & Moore P.C.

We have served as the Plan’s auditor since 2005.

Denver, Colorado

June 19, 2018

Retirement Savings Plan of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2017	2016
Assets
Investments, at fair value:
Investments in collective trusts	$404,631,462	$342,470,139
Investments in registered investment companies	118,167,218	98,799,231
Investments in employer stock	26,654,234	27,594,066
Total investments, at fair value	549,452,914	468,863,436
Receivables:
Employer contributions	424,113	401,989
Participant contributions	757,533	709,890
Notes receivable from participants	13,206,337	13,063,296
Total receivables	14,387,983	14,175,175
Net assets available for benefits	$563,840,897	$483,038,611

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan of Newmont

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Additions to net assets available for benefits attributed to:
Investment income (loss):
Dividend income, employer stock	$185,360	$91,736
Dividend income, registered investment companies	3,124,588	2,091,805
Net appreciation (depreciation) in the fair value of investments	69,199,117	44,368,722
Net investment income (loss)	72,509,065	46,552,263
Interest income on notes receivable from participants	565,525	542,953
Contributions:
Employer, net of forfeitures applied	21,125,942	20,149,246
Participant	28,800,532	27,172,582
Rollover	6,009,674	4,377,805
Total contributions	55,936,148	51,699,633
Total additions	129,010,738	98,794,849
Deductions from net assets available for benefits attributed to:
Payment of benefits	(49,421,129)	(47,401,699)
Administrative and other expenses	(592,432)	(466,839)
Total deductions	(50,013,561)	(47,868,538)
Increase (decrease) in net assets before net transfers	78,997,177	50,926,311
Transfers:
Transfers in from Retirement Savings Plan for Hourly-Rated Employees of Newmont	1,999,428	1,074,347
Transfers out to Retirement Savings Plan for Hourly-Rated Employees of Newmont	(194,319)	(202,552)
Net transfers	1,805,109	871,795
Increase (decrease) in net assets available for benefits	80,802,286	51,798,106
Net assets available for benefits at beginning of year	483,038,611	431,240,505
Net assets available for benefits at end of year	$563,840,897	$483,038,611

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2017 and 2016

1.Description of the Plan

The following description of the Retirement Savings Plan of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective July 1, 1973 by Newmont Mining Corporation and its affiliates (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. The Plan was restated on January 1, 2017. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, recordkeeping and investment management services are performed by Fidelity Management Trust Company.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation. The Plan allows for Roth contributions, which are after-tax contributions tracked in a separate account.  The maximum contribution on a pre-tax or Roth basis is $18,000 for the 2017 and 2016 plan years.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her eligible compensation. Through August 31, 2013, participant’s contributions were matched by the Company in Company common stock, with the number of Company shares contributed based on the market price at the date of contribution. Effective September 1, 2013, all matching contributions were made in cash and the Company stock fund was frozen and no further investments in Company stock are allowed. Total matching contributions were limited to a maximum of $12,000 per participant for 2013. Effective January 1, 2014, the $12,000 maximum Company matching contribution limitation no longer applies. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax and Roth limit to “catch-up” retirement savings. Catch-up contributions were limited to $6,000 for 2017 and 2016.

In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $54,000 and $53,000 in 2017 and 2016, respectively, or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions and the Company’s matching contributions and retirement contributions.

Hourly non-union employees receive an additional retirement Company contribution to the participant’s Retirement Contribution Account equal to an amount determined by the Company. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2017 and 2016

Vesting

Participants are fully vested in their contributions and are vested in employer matching contributions and, with respect to hourly non-union employees, retirement contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability, change of control or attainment of retirement age while employed by the Company. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

Non-vested balances of employees who terminate are forfeited and generally used to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $448,040 and $529,376 at December 31, 2017 and 2016, respectively.  Unallocated forfeited balances are included in Investments in registered investment companies in the Statements of Net Assets Available for Benefits as assets in the Plan’s Fidelity® Government Money Market Fund investment.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $5,000 or less are not permitted to leave their account balances in the Plan and must roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $5,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan for Hourly-Rated Employees of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken, plus one percent, and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2017 and 2016

ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2.Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company has reclassified $2,091,805 from Dividend income, employer stock to Dividend income, registered investment companies and $91,736 from Dividend income, registered investment companies to Dividend income, employer stock for the year ended December 31, 2016 to conform to the 2017 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

All of the Plan’s investments are maintained in collective trusts, registered investment companies and Company stock, which are valued using quoted market prices from the respective securities’ principal active exchange or at net asset value. The Net appreciation (depreciation) in the fair value of investments for the period is included in the determination of Net investment income (loss) as reflected in the Statements of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Delinquent loans are treated as distributions based upon the terms of the Plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2018 through November 2032.

Risks and Uncertainties

The Plan provides for various investment options in a combination of collective trusts, registered investment companies and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Payments of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures, by the Plan and by the Company.  No Plan-related expenses were paid by the Company for the years ended December 31, 2017 and 2016.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2017 and 2016

Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees and legal fees. Participant loan origination fees are included in Administrative and other expenses in the Statements of Changes in Net Assets Available for Benefits and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

3.Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1      Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2      Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3      Prices or valuation techniques that require inputs that are both significant to their fair value measurement and unobservable (supported by little or no market activity).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Investments in collective trust funds: Investments in collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments.

Investments in registered investment companies: Valued at its year-end quoted market price.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2017 and 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2017:

	Assets at Fair Value at December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$118,167,218	$—	$—	$118,167,218
Employer stock	26,654,234	—	—	26,654,234
Total assets in the fair value hierarchy	144,821,452	—	—	144,821,452
Investments measured at net asset value (1)	—	—	—	404,631,462
Investments at fair value	$144,821,452	$—	$—	$549,452,914

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2016:

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$98,799,231	$—	$—	$98,799,231
Employer stock	27,594,066	—	—	27,594,066
Total assets in the fair value hierarchy	126,393,297	—	—	126,393,297
Investments measured at net asset value (1)	—	—	—	342,470,139
Investments at fair value	$126,393,297	$—	$—	$468,863,436

(1)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts	$404,631,462	n/a	Daily	n/a

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts	$342,470,139	n/a	Daily	n/a

4.Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on March 4, 2014. Although the Plan has been amended since receipt of the determination letter, the Plan’s administrator believes the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2014.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2017 and 2016

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s administrator has analyzed the tax positions taken by the Plan and has concluded that at December 31, 2017, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.Related Party Transactions

The Fidelity Management Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the trust for trustee services were $268,780 and $322,655 for the years ended December 31, 2017 and 2016, respectively.

6.Subsequent Events

The Company has evaluated events subsequent to December 31, 2017, through the date of this report. There have been no material events noted that would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Retirement Savings Plan of Newmont

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan  Number  005

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(d) Cost	(e) Current Value
	Investment Funds:
*	Fidelity® 500 Index Fund - Fidelity Advantage Class	**	$39,746,476
*	Fidelity® Extended Market Index Fund - Fidelity Advantage Class	**	16,290,752
*	Fidelity® Small Cap Index Fund - Fidelity Advantage Class	**	10,639,541
	Harbor International Fund Institutional Class	**	7,549,911
*	Fidelity® Global ex U.S. Index Fund - Fidelity Advantage Class	**	9,503,253
*	Fidelity® Government Money Market Fund	**	19,630,021
*	Fidelity® U.S. Bond Index Fund - Fidelity Advantage Class	**	13,083,589
	Principal Diversified Real Asset Fund Institutional Class	**	1,723,675
	Collective Trust Funds:
	Russell Equity I Fund	**	13,567,533
	Russell Small Cap Fund	**	3,564,781
	Russell Multi-Manager Bond Fund	**	5,476,795
	Russell Emerging Markets Fund	**	5,284,755
	BlackRock LifePath® Index 2020 Fund Q	**	58,316,305
	BlackRock LifePath® Index 2025 Fund Q	**	78,301,123
	BlackRock LifePath® Index 2030 Fund Q	**	70,172,101
	BlackRock LifePath® Index 2035 Fund Q	**	57,024,162
	BlackRock LifePath® Index 2040 Fund Q	**	30,871,135
	BlackRock LifePath® Index 2045 Fund Q	**	25,453,538
	BlackRock LifePath® Index 2050 Fund Q	**	22,503,680
	BlackRock LifePath® Index 2055 Fund Q	**	15,806,716
	BlackRock LifePath® Index Retirement Fund Q	**	18,288,838

	Employer Stock:
*	Newmont Mining Stock Fund	**	26,654,234
	Notes receivable from participants:
*	Interest rates range from 4.25% to 9.25%, maturing January 2018 through November 2032(1)	—	13,206,337
			$562,659,251

*     Represents a party-in-interest.

**   Cost omitted for participant-directed investments.

(1)	The interest rate on loans is the prime rate in effect at the time the loan is taken, plus one percent, and is fixed over the term of the loan.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Causey Demgen & Moore P.C., filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or  other persons who administer  the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan of Newmont

Date: June 19, 2018	/s/ John W. Kitlen

John W. Kitlen, Vice President, Controller and Chief Accounting Officer